EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form F-1 of our report dated November 19, 2010 relating to the financial statements and financial statement schedule of Sky-mobi Limited (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts for the convenience of the readers in the United States of America) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
December 7, 2010